Lang Michener LLP BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57156-2

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

March 14, 2005

BY OVERNIGHT COURIER
MAIL STOP 0510

The United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0510
Washington, D.C.
USA 20549 - 0510

Attention: Ms. Brigitte Lippmann, Staff Attorney

Dear Madame:

RED SKY RESOURCES INC. (the “Company”)
Form SB-2 Registration Statement, Filed January 28, 2005
SEC File No. 333-122377

We write on behalf of the Company in response to Staff’s letter of February 25, 2005 (the “Comment Letter”) signed by Jennifer Hardy, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced SB-2 filing. On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to Registration Statement on Form SB-2. We enclose with this letter two copies of the Amendment No. 1 to Form SB-2, plus two copies that have been redlined to show the changes from the previous filing.

In addition to the Amendment No. 1 to Form SB-2, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amendment No. 1 to Form SB-2.

Cover Page

1.	STATE YOUR INTENTION TO HAVE YOUR COMMON STOCK QUOTED ON THE OTC BULLETIN BOARD

In response to Staff’s comment, the Company has amended the cover page to the Form SB-2 in order to state the Company’s intention to have its common stock quoted on the OTC Bulletin Board.

Prospectus Summary, page 5

2.	WE NOTE YOUR RISK FACTOR THAT YOU DO NOT HAVE CLEAR TITLE TO THE CLAIMS. PLEASE DISCLOSE IN THIS SECTION THAT THE PROPERTY HAS NOT BEEN SURVEYED AND, THEREFORE, YOU DO NOT HAVE CLEAR TITLE.

In response to Staff’s comment, the Company has amended the Summary section of the Form SB-2 in order to disclose that its mineral claims have not been surveyed and accordingly its title to the claims is at risk.

3.
IT APPEARS THAT IF YOU DO NOT FIND GOLD OR COPPER BY OCTOBER 2005, YOU HAVE NO SPECIFIC BUSINESS PLAN OR PURPOSE. PLEASE PROVIDE US SUPPLEMENTALLY AN ANALYSIS AS TO WHETHER YOU BELIEVE THE COMPANY IS A BLANK CHECK COMPANY.

In response to Staff’s comment, the Company believes that it is not a “blank check company” within the meaning of Rule 419 of Regulation C. Rule 419(a)(2) defines a “blank check company” to be a company that:

(1)
is a development stage company that has no specific business plan or purpose or has indicated that its business is to engage in a merger or acquisition with an unidentified company or companies or other entity or person; and

(2)	is issuing “penny stock” as defined in Rule 3(a)51-1.

The Company does not meet the definition of “blank check company” because it clearly has a specific business plan and purpose. Further, the Company has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

As evidenced from the Form SB-2, the Company’s business plan is to explore the mineralization potential of its Alaska mineral claims. The Company has completed substantive steps in furtherance of its business activity including the following:

1.	staking of the Alaska claims in March 2004;

2.	obtaining a geological report on the Alaska claims from Alaska Earth Sciences, Inc. in August 2004;

3.
completing an updated report from Alaska Earth Sciences, Inc. in January 2005, which included a compilation of published technical reports and maps for the area encompassing the Company’s Alaska mineral claims and updated the recent exploration activity and results of other mineral exploration companies in the area of the claims.

The Company has determined to proceed with a two phase exploration program on the Alaska claims. This exploration program will commence prior to October 2005 and is anticipated to continue beyond October 2005. The first phase of the exploration work plan is planned to be carried in the Spring of 2005. The first phase of the exploration program will consist of an induced polarization survey (“IP survey”) and ground magnetic survey of the Alaska claims. Phase one is anticipated to cost approximately $30,000. The IP survey is an electrical survey that will measure the resistivity and chargeability of rock which may be a result of sulphide content of rock. The magnetic survey will be done to identify changes in the magnetic field over the property areas. Magnetic anomalies may be a result of accumulations of certain magnetic rocks that are indicative of minerals of base metals such as copper, zinc and nickel, or precious metals such as gold and silver.

The Company entered into a mineral exploration management services agreement with Alaska Earth Science, Inc. on March 7, 2005 to proceed with this first phase of the exploration program.

The Company plans to carry out a second phase of exploration in the late summer of 2005 or late spring of 2006. The second phase will include detailed follow-up geological mapping and prospecting of the claim area, with grid controlled geochemical and geophysical surveys as required to cover specific areas of interest identified in phase one. Phase two is budgeted to cost $23,000.

The Company has added additional disclosure in the Summary and the Description of Business sections of the Form SB-2 in order to confirm its plan to renew its mineral claims by making the required filings with the State of Alaska, to complete phase two in the late Summer of 2005 or late Spring of 2006 and then complete a third phase of the exploration program, which will consist of drilling, in 2006 or 2007. Any determination by the Company to proceed with phase three will be subject to the Company obtaining additional financing and will be subject to a review of the results of the second phase of the exploration program.

The Company has also added additional disclosure to confirm that the initial three phases of the exploration program will not be sufficient to identify whether the mineral claims contained potentially commercially exploitable quantities of gold and/or copper. The initial three phases are preliminary in nature. If these initial stages demonstrate that advanced exploration is warranted, then a comprehensive drilling program will be required prior to the preparation of any feasibility study that would assess whether the property contains commercially exploitable quantities of gold or copper.

In view of the above factors, the Company believes that is clearly does not fall within the SEC’s definition of “blank cheque company”.

4.	PLEASE PROVIDE DISCLOSURE REGARDING THE FOLLOWING:

	o	YOUR BUSINESS PLANS AFTER OCTOBER, 2005,
	o	HOW LONG YOU EXPECT TO SEARCH FOR GOLD OR COPPER, AND
	o	WHAT YOU WILL DO IF YOU DO NOT FIND GOLD OR COPPER.

WE MAY HAVE FURTHER COMMENTS AFTER WE REVIEW YOUR RESPONSES.

In response to Staff’s comment, we refer you to the Company’s response to comment number 3 above, which identifies the Company’s business plans after October 2005 and responds to Staff’s inquiry as to how long the Company expects to search for gold or copper.

In addition, the Company has amended the Summary and the Description of the Business sections of the Form SB-2 to identify its business plan to attempt to acquire an interest in another resource property in the event that it determines not to proceed with further exploration of the Alaska mineral claims, either due to a determination not to proceed based on the results of the exploration or the Company’s inability to obtain additional financing. The Company has added appropriate qualifying language confirming that any acquisition would be subject to the Company obtaining additional financing and there is no assurance that a new property could be acquired or the required financing obtained.

5.	DISCLOSE WHETHER YOU INTEND TO ENGAGE IN A MERGER OR ACQUISITION WITHIN THE NEXT 12 MONTHS. DISCLOSE WHETHER YOU INTEND TO ENGAGE IN ANY TRANSACTIONS WITH BANKS ENERGY INC. OR ITS AFFILIATES.

In response to Staff’s comment, the Company has amended the Summary and the Description of Business sections of the Form SB-2 in order to disclose that it does not intend to engage in any merger or acquisition transaction in the next twelve months. Further, the Company has added additional disclosure to confirm that it does not plan to engage in any transactions with Banks Energy Inc. or its affiliates, other than to the extent that Mr. Barry Lee, may be involved with the Company as its promoter.

Selling Shareholders, page 13

6.	PLEASE PROVIDE US THE NAMES OF THE PRIVATE PLACEMENT AGENT(S) AND OTHERS WHO WERE INVOLVED IN PLACING THE SHARES WITH THE SELLING SHAREHOLDERS.

In response to Staff’s comment, the Company has amended the Selling Shareholders section of the Form SB-2 in order to disclose that no private placement agent was involved in placing the shares with the Selling Shareholders.

7.	DESCRIBE THE FACTS UNDER WHICH THE SHAREHOLDERS WERE SOLICITED, INCLUDING:

	o	HOW THEY WERE IDENTIFIED,
	o	IDENTIFY THE CLASS OF PERSONS, AND
	o	WHO IDENTIFIED THESE PERSONS.

In response to Staff’s comment, the Company has amended the Selling Shareholders section of the Form SB-2 in order to describe the facts under which the Shareholders were solicited by Mr. Barry Lee, the Company’s sole executive officer and director. The disclosure also identifies the Selling Shareholders as close friends, relatives and business associates of Mr. Lee. For your reference, the British Columbia Securities Act provides exemptions from the prospectus requirements of the British Columbia Securities Act for sales to close friends, relatives and business associates. Accordingly, the Company limited the scope of sales of its securities at the private placement stage to this class of persons.

8.
DESCRIBE ALL RELATIONSHIPS BETWEEN THE PROMOTERS OR OTHERS INVOLVED IN THE PRIVATE PLACEMENT AND THE SELLING SHAREHOLDERS. WE NOTE, FOR EXAMPLE, THAT D. BARRY LEE IS AFFILIATED WITH STEVEN BRUK AT BANKS ENERGY. ALSO DISCLOSE WHETHER THE SELLING SHAREHOLDERS ARE FAMILY MEMBERS OF PERSONS AFFILIATED WITH D. BARRY LEE. FOR EXAMPLE, ARE CHRISTINE AND ROBERT COOPER RELATED TO CHRISTOPHER COOPER? WE MAY HAVE FURTHER COMMENTS AFTER WE REVIEW YOUR RESPONSES.

In response to Staff’s comment, the Company has amended the Selling Shareholders section of the Form SB-2 in order to provide expanded disclosure regarding relationships between Mr. Lee and the Selling Shareholders. Additional disclosure has been provided with respect to Mr. Steven Bruk, Mr. Christopher Cooper and Mr. Robert Smith.

Plan of Distribution, page 18

9.	PLEASE DISCLOSE WHETHER ANY SELLING STOCKHOLDER HAD AN AGREEMENT OR UNDERSTANDING, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO RESELL THE SECURITIES.

In response to Staff’s comment, the Company has amended the Plan of Distribution section in order to disclose that, to its knowledge, no Selling Shareholder has any agreement or understanding, directly or indirectly, with any person to resell the securities.

Description of Business, page 25
Acquisition of the Alaska Mineral Claims, page 26

10.
PLEASE CLARIFY WHETHER WILLIAM ELLIS COMPLETED THE STAKING OR WHETHER IT WAS ALASKA EARTH RESOURCES. PROVIDE A CONSENT FROM ALASKA EARTH RESOURCES, INC. TO USE THEIR NAME IN THIS SECTION AND FILE IT AS AN EXHIBIT.

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 in order to clarify that William Ellis of Alaska Earth Resources, Inc. completed the staking of the mineral claims on behalf of the Company. Additional disclosure has been added to confirm that Mr. Ellis is the new principal of Alaska Earth Resources, Inc. Further, the consent of Mr. Ellis has been expanded to include a consent of Alaska Earth Resources, Inc. to the use of its name in the Form SB-2.

11.	FILE AS EXHIBITS THE WILLIAM ELLIS GEOLOGICAL REPORTS.

In response to Staff’s comments and further to your telephone advice, we have forwarded to you with our letter dated March 4, 2005 each of the geological reports prepared by Mr. Ellis, the first dated August 20, 2004 and the second dated January 21, 2005.

Prior Exploration of Our Mineral Claims, page 29

12.	PLEASE EXPLAIN IN PLAIN ENGLISH THE SIGNIFICANCE OF THE U.S. GEOLOGICAL SURVEY AND THAT THERE IS NO REGIONAL GEOCHEMISTRY IN THE AREA.

In response to Staff’s comment, the Company has amended the Description of Business section in order to explain the significance of the United States Geological Survey and the fact that there is no regional chemistry in the area.

Phase Two, page 30

13.	PLEASE EXPLAIN WHAT RESULTS YOU CONSIDER “SIGNIFICANTLY POSITIVE” TO ENABLE YOU TO OBTAIN FINANCING TO PROCEED WITH THE NEXT PHASE.

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 in order to disclose what results the Company would consider “sufficiently positive” in order to enable the Company to proceed with the third phase of exploration.

Certain Relationships and Related Transactions, page 35

14.	PLEASE STATE THE NAMES OF YOUR PROMOTERS. SEE ITEM 404 OF REGULATION S-B.

In response to Staff’s comment, the Company has amended the Certain Relationships and Related Transactions section in order to disclose that Mr. Barry Lee is the sole promoter of the Company. Transactions between the Company and Mr. Lee had been previously disclosed in this section of the Form SB-2.

Signatures

15.	PLEASE INDICATE THAT D. BARRY LEE IS ALSO SIGNING IN HIS CAPACITY AS PRINCIPAL ACCOUNTING OFFICER.

In response to Staff’s comment, the Company has amended the Signatures section of the Form SB-2 in order to disclose that Mr. Lee is signing in his capacity as principal accounting officer.

Exhibit 5.1 – Legal Opinion

16.	REVISE THE FIRST SENTENCE OF THE SECOND PARAGRAPH TO REFLECT THAT YOU HAVE READ THE REGISTRATION STATEMENT AND ALL AMENDMENTS.

17.	DELETE THE LAST SENTENCE OF THE THIRD PARAGRAPH.

18.	IN PARAGRAPH (i), PLEASE DELETE THE LAST SENTENCE.

19.	IN PARAGRAPH (ii), YOU CANNOT ASSUME THAT THE OFFICERS SIGNING THE CERTIFICATES HAVE THE LEGAL AUTHORITY TO DO SO. PLEASE REVISE.

20.	EITHER DELETE PARAGRAPH (v) OR REFILE AN OPINION ON THE DAY YOU WANT THE REGISTRATION STATEMENT TO GO EFFECTIVE.

21.	PLEASE CONSENT TO THE REFERENCE OF COUNSEL’S NAME IN ALL APPLICABLE SECTIONS OF THE PROSPECTUS.

In response to Staff’s comments number 16 to 21, we have made revisions to our legal opinion accompanying the Form SB-2 as an exhibit. We enclose a redlined draft of our opinion letter illustrating the changes for your reference.

Exhibit 23.2 – Consent of Geologist

22.	PLEASE REVISE THE CONSENT TO INCLUDE BOTH GEOLOGICAL REPORTS AND REFERENCES TO MR. ELLIS’ NAME IN ALL APPLICABLE SECTIONS OF THE PROSPECTUS.

In response to Staff’s comment, the Company has revised the consent of the geologist such that the consent is provided by each of Mr. Ellis, Alaska Earth Resources, Inc. and Alaska Earth Sciences, Inc. and to refer to all applicable sections of the Form SB-2.

Please advise if you have any questions or comments in the interim.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Enclosures

cc:	Red Sky Resources Inc.
Attention: Mr. D. Barry Lee, President